17005819

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER

8-68601

# JAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Citco Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700
(No. and Street)

| Toronto | Ontario, Canada | M4W 1A8 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arno Boelaars +1-647-260-6514
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

| Suite 200, Bay Adelaide Centre, East Tower, 22 Adelaide Street West | Toronto | ON | M5J 0A9 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Scott Case, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Citco Securities Inc., as of and for the year ended December 31, 2016, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/21/2017

Notary Public

Signature

CEO

Date 2/21/2017

## Citco Securities Inc.

Table of Contents:

This report ** contains (check all applicable boxes):

- ☒ Report of Independent Registered Public Accounting Firm
- ☒ (a) Facing Page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income (Operations).
- ☒ (d) Statements of Cash Flows.
- ☒ (e) Statements of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to Financial Statements
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation [included in the notes to the financial statements].
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Report Describing the Existence of Internal Control over Compliance with the Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") or A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Statements of financial condition as at December 31, 2016

(Stated in U.S. Dollars)

| | Note | | |
|---|---|---|---|
| **Assets** | | | |
| Bank balances and cash | 2.8 | 181,069 | |
| Other assets | 8 | 67,984 | |
| Fixed assets | 2.9 | 493 | |
| **Total assets** | | | 249,546 |
| **Equity and liabilities** | | | |
| **Liabilities** | | | |
| Accrued expenses and other payable | | 41,293 | |
| **Total liabilities** | | | 41,293 |
| Share capital | 7 | 1 | |
| Additional paid-in capital | 7 | 2,025,000 | |
| Deficit | | (1,816,748) | |
| **Total equity attributable to the shareholder of the company** | | | 208,253 |
| **Total equity and liabilities** | | | 249,546 |

See accompanying notes to the financial statements.

Approved by the Board

Chris O'Shaughnessy, Director

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

## Statements of Income (Operations) for the year ended December 31, 2016

(Stated in U.S. Dollars)

| | Note | |
|---|---|---|
| Revenue: | | |
| Transaction fees | | 27,500 |
| Other income | | 147 |
| Total revenue | | 27,647 |
| Operating expenses: | | |
| Personnel expenses | | 3,749 |
| Office rent | | 20,560 |
| Office and administration expenses | | 5,342 |
| Travel expenses | | 4,525 |
| Professional services | | 201,394 |
| Depreciation | | 830 |
| Other operating expenses | 3 | 9,802 |
| Total operating expenses | | 246,202 |
| Income tax expense | 4 | - |
| **Loss and comprehensive loss** | | 218,555 |

See accompanying notes to the financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

## Statements of Cash Flows as at December 31, 2016

(Stated in U.S. Dollars)

| | |
|---|---|
| Cash flows from operating activities: | |
| Loss and comprehensive loss | (218,555) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 830 |
| Increase in other assets | 15,661 |
| Increase in accrued expenses and other payable | 151 |
| Net cash used in by operating activities | (201,913) |
| Net decrease in cash and cash equivalents | (201,913) |
| Cash and cash equivalents – January 1 | 382,982 |
| Cash and cash equivalents - December 31 | 181,069 |
| **Movement in bank balances and cash** | (201,913) |
| Cash paid for: | |
| Income taxes | - |
| Interest | - |

See accompanying notes to the financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

## Statements of changes in Stockholder's equity for the year ended December 31, 2016

| | Share capital USD | Paid-in Capital USD | Deficit USD | Total USD |
|---|---|---|---|---|
| **Balance as at January 1, 2015** | 1 | 2,025,000 | (1,598,193) | 426,808 |
| **Loss and comprehensive loss** | - | - | (218,555) | (218,555) |
| **Total equity attributable to the shareholder of the Company as at December 31 , 2016** | 1 | 2,025,000 | (1,816,748) | 208,253 |

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

## Notes to the Financial Statements

### 1. General

### 1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

### 1.2 Activities

Its activities are engaging in private placements and offering traditional securities to institutional investors. The company started generating revenue in 2015 in the form of transaction fees.

### 1.3 Company structure

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited. The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

### 1.4 Currency

These financial statements are presented in U.S. dollars ("USD"), being the functional currency of the Company.

### 2. Principle accounting policies

Revenue comprises the value for the rendering of services in the ordinary course of the Company's activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and the stage of completion of the transaction at the consolidated balance sheet date can be measured reliably. The amount of revenue is not considered to be reliably measured until all significant contingencies relating to the sale have been resolved. The Company bases its estimates on historic results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue is generated from contractual service agreements with the Company's clients. Transaction fee income is the only source of revenue which arises from negotiating of a transaction for a third party - such as the arrangement of the acquisition of shares or other securities, which is recognized on completion of the underlying transaction.

## 2.1 Statements of compliance

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

In May 2014 the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09 Revenue from Contract with Customers. The new revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principle-based approach for determining revenue recognition; the effective date of the guidance is annual reporting periods beginning on or after December 15th, 2018. Management is currently evaluating the impact of the new standard but does not expect a material impact on the financial statements.

## 2.2 Basis of measurement

These financial statements have been prepared on a historical cost basis.

## 2.3 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses.

## 2.4 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in net profit or loss for the year.

## 2.5 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized; The Company started generating revenue in the year 2015. The deferred tax asset recognition will be reviewed during 2017 as needed.

## 2.6 Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, other receivables, due to affiliates, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

## 2.7 Financial instruments

Financial assets and financial liabilities are recognized in the Company's statements of financial position when the Company has become a party (trade date) to the contractual provisions of the instrument. Financial assets and liabilities are offset and the net amounts are reported in the statements of financial position when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the net asset and settle the liability simultaneously.

The table below sets out the carrying amounts and fair values of the Company's financial assets and financial liabilities:

| | Loans and receivables | Other financial liabilities | Total carrying amount | Fair value |
|---|---|---|---|---|
| Bank balances and cash | 181,069 | - | 181,069 | 181,069 |
| Receivable from affiliated company | 2,000 | - | 2,000 | 2,000 |
| | 183,069 | - | 183,069 | 183,069 |
| Accrued expenses and other payable | - | 41,293 | 41,293 | 41,293 |
| | - | 41,293 | 41,293 | 41,293 |

## 2.8 Bank balances and cash

Bank balances and cash comprise current account balance with banks. The carrying value approximates fair market value.

| | 12.31.2016 |
|---|---|
| | USD |
| Current accounts with other banks | 181,068 |
| Petty Cash | 1 |
| | 181,069 |

## 2.9 Fixed assets and depreciation

Fixed assets and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2016, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets as December 31, 2016 is as follows:

| | USD | Estimated Useful Life |
|---|---|---|
| Furniture and fixtures | 3,320 | 4 years |
| Less accumulated depreciation | (2,827) | |
| | 493 | |

## 2.10 Expense recognition

Professional fee is recognized when they arise and reasonable amount can be estimated.

## 3. Other operating expenses

| | 2016 |
|---|---|
| | USD |
| Sundry | 9,969 |
| Foreign exchange differences | (167) |
| | 9,802 |

## 4. Deferred Taxes

The following are the major deferred tax assets and liabilities recognized by the Company and the related movements during the year:

| | 2016 |
|---|---|
| | USD |
| Non-capital loss carryforward as at January 1, 2016 | - |
| Increase | 57,917 |
| Decrease from valuation allowance | (57,917) |
| Non-capital loss carryforward as at December 31, 2016 | - |

At December 31, 2016, the Company had the following cumulative operating losses available to reduce future year's income for income tax purposes:

| Income tax losses expiring | Federal |
|---|---|
| | USD |
| 2031 | 621,746 |
| 2032 | 285,304 |
| 2033 | 261,936 |
| 2034 | 224,811 |
| 2035 | 203,741 |
| 2036 | 218,555 |
| | 1,816,093 |

These losses have been fully offset by a valuation allowance because it is not more likely than not Company will realize the benefit of its unused tax losses as the Company is in its start up stage.

## 5. Related party transactions

The Company receives shared services from Citco (Canada) Inc and personnel expense recharges from Citco Bank Canada. The Company also settles its transaction fee with Citco Bank Canada as clients' bank accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business and have been recorded at the exchange value.

At December 31, 2016 the other receivables balance includes the following related party balance:

| | 2016 |
|---|---|
| | USD |
| From Citco Bank Canada | 2,000 |
| | 2,000 |

In the year 2016, Company entered into the following related party transactions with the affiliated entities for shared services:

| | 2016 |
|---|---|
| | USD |
| Citco Bank Canada | 3,749 |
| Citco Canada Inc. | 23,221 |
| | 26,970 |

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

## 6. Financial risk management

### Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a) Market risk, which includes three types of risk:

(i) currency risk: the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates;

(ii) interest rate risk: the risk that the value of a financial instrument will fluctuate because of changes in market interest rates;

(iii) other price risk: other than those arising from interest rate risk or currency risk this includes the risk that the value of a financial instrument will fluctuate because of factors related to the issuer of the financial instrument or by broad market movement.

(b) Credit risk: the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

(c) Liquidity risk: the risk that obligations cannot be met due to a mismatch between the maturity profiles of assets and liabilities.

(d) Legal and regulatory risk: the risk that losses occur or reputation is damaged which is caused by executing activities and/or procedures which are not in compliance with the law and regulations.

### Market risk

It is the Company's policy not to actively enter into risk position. The Company maintains a Canadian dollar bank account to pay majority of the expenses, there is no other foreign currency exposure. Company's revenue is earned in US dollars, most consultancy fees and regulatory fees are also paid in US dollars. The Company has minimal exposure to market risk. The company's financial instruments include a $27,074 net exposure to the Canadian dollar as at December 31, 2016.

A 5% increase or decrease in US dollar foreign currency exchange rates, all other factors being equal, at December 31, 2016 would have increased or decreased net loss by approximately $1,354.

### Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

## Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk.

## Liquidity risk management

Ultimate responsibility of liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

| | Up to 1 month | 1-3 months | Illiquid | Total |
|---|---|---|---|---|
| | USD | USD | USD | USD |
| As at December 31, 2016: | | | | |
| *Current assets* | | | | |
| Other assets | 2,000 | 48,321 | 17,663 | 67,984 |
| Bank balances and cash | 181,069 | - | - | 181,069 |
| **Total assets** | 183,069 | 48,321 | 17,663 | 249,053 |
| *Current liabilities* | | | | |
| Accrued expenses and other payable | 41,293 | - | - | 41,293 |
| **Total liabilities** | 41,293 | - | - | 41,293 |
| On-balance sheet surplus/(deficit) | 141,776 | 48,321 | - | 190,097 |

## Legal and regulatory risk

The company is subject to rules and regulations from the Securities and Exchange Commission's (SEC), the Ontario Securities Commission (OSC), and it is a member of the Financial Industry Regulatory Authority (FINRA). The company has consultants in the United States of America and in Canada to assist Management with compliance of regulatory developments.

## 7. Share capital

Authorized shares - unlimited

Ordinary shares issued and fully paid:

| | Number of shares |
|---|---|
| As at January 1, 2016 | 1 |
| | |
| As at January 1, 2016 | 1 |
| Issue of new shares | - |
| **As at December 31, 2016** | 1 |

During 2016, the Company did not receive any additional paid-in capital contribution. Total paid-in capital as at December 31, 2016 is $2,025,000.

## 8. Other assets

Prepaid expenses consist of cash paid in advance of services rendered to regulators and vendors.

Other receivables consist of HST receivables and receivables from Citco Bank Canada.

| | 12.31.2016 |
|---|---|
| | USD |
| Prepaid expenses | 17,663 |
| Receivable from affiliated company | 2,000 |
| Other receivables | 48,321 |
| | 67,984 |

## 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2016, the Company had net capital of approximately $138,425, which is $133,425 in excess of the required minimum net capital. The Company's net capital ratio was 0.30 to 1 at December 31, 2016.

## 10. Subsequent events

The Company has evaluated subsequent events up to and including February 21, 2017, which is the date that these financial statements were available to be issued. On February 15, 2017 the parent, Citco Financial Products (London) Limited, made a capital contribution of USD 150,000

**Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

As of December 31, 2016

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. If desired, the preprinted FOCUS forms may be used for presenting the required supplementary information. The auditor should be aware of certain exemptive provisions under SEC Rule 15c3-3 regarding the determination of net capital requirements in the computation of net capital (Schedule I) and the computation for the determination of reserve requirements (Schedule II). If the exemptive provisions apply, a note should be added by the broker-dealer to the schedules, stating the basis under which the broker-dealer claims exemption

**Schedule I**

Citco Securities Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

NET CAPITAL:

| | |
|---|---|
| Total ownership equity qualified for Net Capital | 208,253 |
| Total capital and allowable subordinated liabilities | 208,253 |
| Deductions and charges: | |
| Nonallowable assets: | |
| Fixed Assets | (493) |
| Other Assets | (67,984) |
| Other deductions and/or charges | (1,351) |
| Total deductions and charges | 69,828 |
| Net capital | 138,425 |
| Aggregate indebtedness | 41,293 |
| LESS NET CAPITAL REQUIREMENT - (The greater of $5,000 or 6-2/3% of aggregate indebtedness) | 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | 133,425 |
| Ratio of aggregate indebtedness to net capital | 0.30 to 1 |

Note (1) there were no material differences between the computation of net capital as computed above and the unaudited FOCUS report filed on January 26, 2017.

**Schedule II**

Citco Securities Inc.
As of December 31, 2016

## Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934 as of December 31, 2016

The Company is exempt from the provisions of Rule 15c-3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

# Report of Independent Registered Public Accounting Firm

To the Shareholder of
Citco Securities Inc.

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2016, and the related statement of loss and comprehensive loss, changes in financial condition and changes in shareholder equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Citco Securities Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 21, 2017

**Citco Securities Inc. EXEMPTION REPORT**

**Citco Securities Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Citco Securities Inc.

I, Scott Case, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

**By:** ______________________________

Title: CEO

Deloitte.

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

# Report of Independent Registered Public Accounting Firm

To the Shareholder of
Citco Securities Inc.

We have reviewed management's statements, included in the accompanying Citco Securities Inc. Exemption Report, in which (1) Citco Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 21, 2017